January 4, 2011	Stephen J. Schrader
Tel: +1 415 576 3028
Securities and Exchange Commission	Stephen.Schrader@bakermckenzie.com
Division of Corporation Finance
100 F. Street, N.E. Washington, D.C. 20549	Via Edgar and Federal Express

Attention:      Russell Mancuso

Branch Chief

RE:          PLX Technology, Inc.

Amendment No. 1 to the Registration Statement on Form S-3

Filed January 4, 2011

File No. 333-170212

Dear Mr. Mancuso:

On behalf of PLX Technology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated November 23, 2010 relating to the Company’s Registration Statement on Form S-3 (File No. 333-170212) (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 1 to Joseph McCann by overnight delivery.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Information Incorporated by Reference, page 15

1.                                      Prior to requesting acceleration of your registration statement, please update your disclosure in this section to include all of the documents required by clauses (1) and (2) of paragraph (a) of Item 12 of Form S-3.

Response:  As requested by the Staff, in Amendment No. 1, we have updated the disclosure under the caption “Information Incorporated by Reference” to include all the documents required by clauses (1) and (2) of paragraph (a) of Item 12 of Form S-3.

Other Matters

Pursuant to Rule 472, Amendment No. 1 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 1 for reasons other than in response to a specific Staff comment.

Please direct your questions or comments to me at 415-576-3028. In addition, we would request that you provide a facsimile of any additional comments you may have to me at (415) 576-3099.  Thank you for your assistance.

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

cc:           Arthur O. Whipple, PLX Technology, Inc.

SJS/lb